24001451

Washington, D.C. 20549

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SEC FILE NUMBER
8-24191

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.K.R. & Company Inc.

SEC Mail Processing

AUG 26 2024

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7145 Woodley Avenue
(No. and Street)

Van Nuys	CA	91406
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Ellis	818-781-7721	jamie@jkrco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Boulevard, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Ellis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.K.R. & Company Inc., as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

See attached certificate.
Notary Public

SEC Mail Processing
AUG 2 6 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES ________________

Subscribed and sworn to (or affirmed) before me on this 23rd day of August, 2024 by James A. Ellis, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DARCY GARCIA
Notary Public - California
Los Angeles County
Commission # 2457209
My Comm. Expires Aug 2, 2027

Signature ________________ (Seal)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of J.K.R. & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J.K.R. & Company, Inc. as of June 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of J.K.R. & Company, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.K.R. & Company, Inc.'s management. My responsibility is to express an opinion on J.K.R. & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J.K.R. & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the J.K.R. & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of J.K.R. & Company, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as J.K.R. & Company, Inc.'s auditor since 2015.

Tarzana, California

August 23, 2024

August 23, 2024

Brian W. Anson, CPA

18455 Burbank Blvd., #404

Tarzana, CA 91356

This representation letter is provided in connection with your audit of the financial statements of J.K.R. & Company, Inc., which comprise the statement of financial condition as of June 30, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 23, 2024, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 1, 2024 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared (no meetings took place during the prior fiscal year).
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in aggregate, to the financial statements as a whole A list has been attached to this representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We have disclosed one pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have consulted a lawyer concerning litigation, claims, or assessments
- There are no unasserted claims or assessments that must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*
- We have obtained the service auditor's report from our service organization Pershing We have reviewed that report, including the complementary user controls We have implemented the relevant user controls, and they were in operation for the year ended June 30, 2024.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Statement of Net Capital, Determination of Reserve Requirements, Information Relating to Possession or Control, and SIPC Form 7, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Statement of Net Capital, Determination of Reserve Requirements, Information Relating to Possession or Control, and SIPC Form 3 have not changed from those used in the prior period. The form and content of Statement of Net Capital, Determination of Reserve Requirements, Information Relating to Possession or Control, and SIPC Form 3 complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended June 30, 2024 or through August 23, 2024

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following·
  - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
  - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at June 30, 2024 to meet the SEC's objectives.
- There have been no significant changes in internal control since June 30, 2024.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended June 30, 2024, and through August 23, 2024.

- Net capital computations prepared by us during the period July 1, 2023, through August 23, 2024 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times

during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at June 30, 2024 or during the period July 1, 2023 through August 23, 2024, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- The Company did not owe the PCAOB any accounting support fees for the year ended June 30, 2024
- We have made available to you all the information to support our judgements and determination of our performance obligations, revenue allocations, convergence of any precedent and responded to all inquiries and observations.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

Title: President

J.K.R. & COMPANY INC.
Statement of Financial Condition
June 30, 2024

ASSETS

Cash and cash equivalents	$	110,611
Accounts receivable		14,872
Marketable securities, at fair market value		154,571
Deposits with clearing firm		41,780
Deferred tax asset		84,539
Other assets		74
TOTAL ASSETS	$	406,447

LIABILITITES AND STOCKHOLDER'S EQUITY

Accounts payable	$	2,448
Accrued liabilities		21,912
Due to related party		8,000
Commissions payable		34,517
Payroll taxes payable		1,994
Income taxes payable		800
TOTAL LIABILITIES	$	69,671
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized, 415 shares issued and outstanding	$	15,000
Additional paid-in capital		182,580
Retained earnings		139,196
TOTAL STOCKHOLDER'S EQUITY		336,776
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	406,447

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Operations
Year Ended June 30, 2024

Revenues		
Commissions	$	455,218
Net realized investment loss		(13,771)
Net unrealized investment gain		17,019
Management fees		601,822
Interest and dividends		48,055
Total revenue	$	1,108,343
Expenses		
Commissions and floor brokerage	$	265,374
Compensation and benefits		267,800
Rent		49,206
Travel and entertainment		20,399
Outside services		655,394
Communications		17,458
Supplies		24,259
Other		58,538
Total expenses	$	1,358,428
Net Loss before income tax	$	(250,085)
Provision for income tax (benefit)	$	(41,842)
NET LOSS	$	(208,243)

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2024

	Common Stock				Additional Paid in Capital		Retained Earnings		Total Stockholder's Equity
	Number		Amount						
Balance at 6/30/2023	415	$	15,000	$	182,580	$	347,439	$	545,019
Net Income (Loss)	-		-		-		(208,243)		(208,243)
Balance at 6/30/2024	415	$	15,000	$	182,580	$	139,196	$	336,776

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Cash Flows
Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(208,243)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense		1,756
Unrealized gain from marketable securities		(17,019)
Deferred tax asset		(84,539)
(Increase) decrease in current assets:		
Accounts receivable		270,985
Deposits with clearing firm		(724)
Prepaid income tax		41,897
Other assets		2,149
Increase (decrease) in current liabilities:		
Accounts payable		(5,214)
Accrued liabilities		(2,116)
Commissions payable		2,369
Payroll taxes payable		424
Profit sharing payable		(40,000)
Income taxes payable		800
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$	(38,475)
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from the sale of securities		56,814
Cash paid for purchase of securities		(5,851)
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	$	50,963
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		12,488
CASH AND CASH EQUIVALENTS, Beginning of Period		98,123
CASH AND CASH EQUIVALENTS, End of Period	$	110,611
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	-
Distributions of marketable securities to prior owner	$	-
Deferred taxes elimination	$	-

See notes to the financial statements.

J.K.R. & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. J.K.R. & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing LLC on a fully disclosed basis. The clearing deposit at June 30, 2024 was $41,780.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

ASC 606 Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory, account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2024 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2024.

Common Stock. The holders of Common Stock have one vote per share on all matters (including election of directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. No dividends will be paid on the Common Stock.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Capitalization Policy. The Company establishes $1,000 as the threshold amount for minimum capitalization. Any items costing below this amount are expensed. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	3 to 40 years

2. Fair Value Measurements

ASB ASC 820 defines fair value, established a framework for measuring fair value, and established a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Marketable securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2024:

	Level 1	*Level 2*	*Level 3*	*Total*
Marketable securities	$154,571	$ -	$ -	$154,571

The cost basis of the marketable securities at June 30, 2024 was $137,553.

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2019. The effective income tax rate varies from the statutory federal income tax rate of 21% for the following reasons:

Computed "expected" federal income tax benefit	$ (29,415)
State income tax, net of federal benefit	(13,227)
Recognition of deferred taxes	800
Income tax expense (benefit)	$(41,842)

At June 30, 2024 the Company had a net operating loss of $258,298 which expires at year ended June 30, 2044

4. RENT

The Company rents office space in Laguna Beach from the prior owner on a month to month basis. The Company also rents office space in Van Nuys from its current owner. The current lease is month to month. For the year ended June 30, 2024, the Company paid rent expense of $49,206 under the agreement.

The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because both operating lease for the company's office space is on a month to month basis.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the plan are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company did not and does not expect to make any contributions for fiscal 2024.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2024 was 0.30 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2024, the Company had net capital of $228,977 which was $128,977 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2024, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. RELATED PARTY

As of June 30, 2024, The company owed $8,000 to related parties.

10. COMMITMENTS AND CONTINGENCIES

In December 2022 the Company was named in a lawsuit by a relative of a deceased client alleging unauthorized trading without proper authority and unauthorized withdrawals. The Company's had proper authority from the client then the named trustees. The Company and its principal have meritorious defenses and are vigorously defending this action. During and at year ended June 30, 2024 there were no other outstanding legal or contingency matters.

11. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2024 through August 23, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

J.K.R. & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Total Stockholder's equity		336,776
Less non-allowable assets:		
Other assets	(74)	
Prepaid income taxes	(84,539)	
	(84,613)	
Net capital before charges on security positions:		252,163
Undue concentration	-	
Haircuts	(23,186)	
	(23,186)	
Net Capital		228,977
Aggregate indebtedness from Statement of Financial Condition		69,671
Excess of net capital over minimum capital required		128,977
Ratio of aggregate indebtedness to net capital		0.30
Minimum net capital required		100,000

The differences between the audit and focus filed at June 30, 2024 was the recording of income tax expense and additional accruals.

J.K.R. & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2024

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2024; and a reconciliation to that calculation is not included herein.

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

J.K.R. & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2024

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

The Company is exempt from the Rule 15c3-3 as it related to possession and control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073.

JKR & C., Inc.
Exemption Report

JKR & Co INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) mutual fund retailer (both application and wire orders basis); (4) US government securities broker or dealers; (5) Municipal securities broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) investment advisory services; (9) trading securities for own account not with the firms customers and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The statement above was made to the best knowledge and belief of the undersigned.

JKR & Co., Inc.

By: [signature]

Title: President
Date: 8/23/24

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company, Inc.
Van Nuys, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J.K.R. & Company, Inc., stated that J.K.R. & Company, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) J.K.R. & Company, Inc. stated that J.K.R. & Company, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) mutual fund retailer (both application and wire order basis); (4) US government securities broker or dealer; (5) Municipal securities broker or dealer; (6) broker or dealer selling variable life insurance or annuities (7) put and call broker or dealer or option writer; (8) investment advisory services; (9) and/or trading securities for own account not with the firm's customers and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. J.K.R. & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for.

MEMBER NAME — J K R & COMPANY INCORPORATED

SEC No. — 8-24191

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,103,362 00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 1,103,362.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 106,800.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 185,552.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 17,019.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 309,371.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 793,991.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 1,190.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 382.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0 00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 382.00		
	d	Add lines 11a through 11c		$ 382.00	
12		**LESSER** of line 10 or 11d.			$ 382.00
13	a	Amount from line 8		$ 1,190.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 382.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 808.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 808.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-24191	DEA: FINRA	2024	Jun

MEMBER NAME J K R & COMPANY INCORPORATED
MAILING ADDRESS 7145 WOODLEY AVE
VAN NUYS, CA 91406

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

J K R & COMPANY INCORPORATED	Suzie Sells
(Name of SIPC Member)	(Authorized Signatory)
8/20/2024	suzie@jkrco.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

J.K.R. & COMPANY INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)
For the Year Ended June 30, 2024

Total revenue	$	1,103,362
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures		(153,338)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(143,059)
Net gain from securities in investment accounts		(12,289)
40% of margin interest earned on customers securities accounts		(9)
SIPC net operating revenues	$	794,667
General assessment @.0015	$	1,192
Less payment - January 30, 2024		(382)
Balance due (overpayment)	$	810

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
J.K.R. & Company Inc.
Van Nuys, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2024, which were agreed to by J.K.R. & Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J.K.R. & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.K.R. & Company Inc.'s management is responsible for the J.K.R. & Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2024, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2024